UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Landmark Tower
13 HaArba'a Street
Tel Aviv 6473913
Israel
(972-3) 684-4400
(Address of principal executive office)

Millenium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv 61202
Israel
(Former name or former address, if changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

ICL GROUP LTD.

The information contained in this Report on Form 6-K (including the press release attached hereto) shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filing under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in such filing.

ICL GROUP LTD.

1.	Press Release dated June 16, 2026 titled “ICL Group Ltd. Announces Completion of Senior Notes Offering”

Item 1

June 16, 2026

ICL GROUP LTD. ANNOUNCES COMPLETION OF SENIOR NOTES OFFERING

ICL Group Ltd. (the “Company” or “ICL”) hereby announces that it completed the private offering of $800 million aggregate principal amount of senior unsecured notes due 2036 (the “Repayment Date”) (ISIN: IL0012431792) (the “Notes”) to institutional investors pursuant to Rule 144A and Regulation S of the U.S. Securities Act of 1933, as amended.

The Notes carry a coupon of 6.036% to be paid in semi-annual installments on June 16 and December 16 of each year, beginning December 16, 2026, until the Repayment Date. The interest entitlement dates have been set according to the instructions of the Tel Aviv Stock Exchange Ltd., and shall occur on June 4 and December 4 of each year. The Notes were issued at a price of 100.000% to yield 6.036%, for the total consideration of $800 million.

The Notes are unsecured and issued as a single series. The terms of the Notes require ICL to comply with certain covenants, including a limitation on liens, certain restrictions on sale and lease-back transactions, standard restrictions on merger and/or transfer of assets, and requirement to offer to repurchase the Notes upon the occurrence of a “Change of Control Repurchase Event”, as defined in the indenture for the Notes. The terms of the Notes also include customary events of default, including a cross-acceleration to other material indebtedness.

ICL is entitled to optionally redeem the outstanding Notes at any time prior to the Repayment Date, under certain agreed terms, and subject to payment, in certain events, of an agreed redemption premium.

The Notes have been rated BBB- by S&P Global Inc. and Fitch Ratings Inc. The Notes have been approved for trading on TASE UP, the institutional investor trading platform operated by the Tel Aviv Stock Exchange Ltd., and will commence trading on June 17, 2026.

This announcement is for informational purposes only and is not an offer to sell or the solicitation of an offer to purchase the Notes or any other securities, nor shall it constitute an offer, solicitation or sale of the Notes in any state or jurisdiction in which such offer, solicitation or purchase would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. The Offering was made solely pursuant to an offering memorandum, which sets forth the terms of the Offering. The securities rating included herein is not a recommendation to buy, sell or hold Notes and may be subject to revision or withdrawal at any time.

About ICL

ICL Group Ltd. is a global leader in agriculture, food and industrial solutions, utilizing its unique mineral resources and extensive expertise to address key sustainability challenges related to food security and access to essential minerals. ICL is focused on driving long-term growth through its specialty agriculture and food businesses, while strategically managing its bromine, potash and phosphate mineral resources. ICL’s global professional workforce is dedicated to expanding its growth engines and efficiently operating – both structurally and economically – while maintaining and optimizing its core operations. The Company’s operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Growing Solutions. ICL shares are dual listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). The Company employs more than 12,000 people worldwide, and its 2025 revenues totaled approximately $7 billion. For more information, visit the Company's website at www.icl‑group.com.

Forward-Looking Statements

This announcement contains forward-looking statements as to ICL’s expectations concerning the Offering, but actual results could vary based on conditions in the capital markets and other factors described under “Risk Factors” in ICL’s Annual Report on Form 20-F for the year ended December 31, 2025 and other reports filed with the U.S. Securities and Exchange Commission. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in ICL’s business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

Name of the authorized signatory on the report and name of authorized electronic reporter: Aya Landman, Adv.
Position: VP, Chief Compliance Officer and Corporate Secretary
Signature Date: June 16, 2026

Investor and Press Contact - Israel Adi Bajayo VP, ICL Spokesperson and Israel IR +972-52-4454789 Adi.Bajayo@icl-group.com	Investor and Press Contact - Global Peggy Reilly Tharp VP, ICL Global Investor Relations +1-314-983-7665 Peggy.ReillyTharp@icl-group.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Ilia
	Name:	Kobi Ilia
	Title:	Senior Vice President, Treasury and Corporate Finance

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: June 16, 2026